                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [ ] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       January 31, 1997               | SEC FILE NUMBER  |
                      ------------------------------------  |   0-21598        |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

Old America Stores, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

N/A
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

811 North Collins Freeway
--------------------------------------------------------------------------------
City, State and Zip Code

Howe, TX 75459
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        Old America Stores, Inc. is unable to comply with the filing deadline for it's 1996 fiscal year form 10K due to the fact that it's independent auditors (Deloitte & Touche) have not completed the audit for the year ended January 31, 1997.


                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Paul D. Sammons                  903              532-3006
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                           Old America Stores, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  4/30/97                           By  /s/ Jim Schultz, CFO
    ----------------------------------    --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Old America Stores, Inc.
Howe, Texas


Despite diligent efforts, we have been unable to complete our examination of the consolidated financial statements of Old America Stores, Inc. for the year ended January 31, 1997.


DELOITTE & TOUCHE LLP

Dallas, Texas
April 29, 1997

Part IV Other Information
Item (3)

SEC Form 12B-25

     For the twelve months ended January 31,1997, Old America experienced a net loss of $6.4 million, or $1.42 per share, compared to net income of $3.9 million, or $.87 per share, a year earlier. Revenue increased 0.8% to $135.8 million from $134.6 million for the previous year.

     The loss for fiscal 1996 reflects more than $12 million in unusual costs and expenses, including charges taken for the markdown of discontinued merchandise of approximately $10.3 million (inclusive of a $5.7 million charge announced in January 1997). Other non-recurring costs and expenses recorded during the year were a $1.5 million reserve for the relocation of up to sixteen unproductive stores (including the write down of unamortized leasehold improvements), and the write down of certain store equipment and severance costs totaling approximately $600,000. However, the amounts discussed above and on the attached statements for 1996 are unaudited.

                            OLD AMERICA STORES, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (Unaudited)   ($ in thousands except per share data)

                                                   Fifty-two weeks ended
                                                  ------------------------
                                                  January 31,  January 31,
                                                     1997         1996
                                                  ----------   -----------
Net sales                                         $  135,775   $  134,606
Cost of goods sold (including occupancy costs)        95,267       84,010
                                                  ----------   ----------
Gross profit                                          40,508       50,596
Selling, general and administrative expenses          46,224       40,344
Depreciation expense                                   2,706        2,175
Amortization of goodwill and intangibles                 527          517
                                                  ----------   ----------
Income before interest and income taxes               (8,949)       7,560
Interest expense, net                                  1,776        1,325
                                                  ----------   ----------
Income before provision for income taxes             (10,725)       6,235
Provision for income taxes                            (4,290)       2,324
                                                  ----------   ----------
 Net income (loss) per share                         ($6,435)  $    3,911
                                                  ==========   ==========
Weighted average shares outstanding                4,521,558    4,513,322
                                                  ==========   ==========
Net income (loss) per share                          ($1 .42)       $0.87
                                                  ==========   ==========



                           OLD AMERICA STORES, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                               ($ in thousands)

                                        January 31,    January 31,
                                           1997           1996
                                        -----------    -----------
        ASSETS                          (Unaudited)
Cash                                      $     -      $ 1,239
Merchandise inventories                    56,906       53,002
Other current assets                        8,085        2,511
Property and equipment, net                17,756       17,046
Intangible assets, net                     13,639       13,779
Other assets                                  483          414
                                          -------      -------
                                          $96,869      $87,991
                                          =======      =======

  LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                          $21,814      $12,243
Other current liabilities                   4,729        6,758
Long-term debt                             23,571       16,750
Other long-term liabilities                 1,257          398
Stockholders' equity                       45,498       51,842
                                          -------      -------
                                          $96,869      $87,991
                                          =======      =======
Store count                                   102           94
                                          =======      =======